Exhibit 99.3

March 23, 2009

Dear Shareholder:

Enclosed are the documents relating to the 2008 Annual and Special Meeting of Shareholders for Ur-Energy Inc.  This is our fourth annual meeting since becoming a public company. Although 2008 brought turmoil to the credit, housing and stock markets, Ur-Energy ended the year in a strong position.  At year’s end the Company had a cash position of approximately C$65 million with which to advance our robust uranium project at Lost Creek, Wyoming.  Our cash on hand is sufficient to get Lost Creek into production in late 2010.  We are proud to continue to say that we have one of the finest technical teams among the uranium juniors. We are excited to highlight some of our 2008 activities and to share our plans for 2009 with you.

During 2008, Ur-Energy achieved a number of important milestones.  Most importantly, the Company made significant advances towards the commencement of production on the Lost Creek Project in Wyoming by: having its Nuclear Regulatory Commission (NRC) Source Material License application and Wyoming Department of Environmental Quality (WDEQ) Permit to Mine application both deemed complete and moved into the technical review phase; starting the production area Underground Injection Control (UIC) Permit and the Deep Disposal Well UIC Permit processes; completing delineation of Mine Unit #1 and a portion of Mine Unit #2; continuing exploration efforts towards identifying potential extensions of mineral trends; completing the detailed engineering design with specifications and construction plans for the processing plant facility; and adding to the engineering and geology development and production staff.  The Company began trading on NYSE Amex; re-aligned its budget in accord with current market conditions and our amended timeline to production; discovered several new targets that may potentially increase resources; and, adopted a Shareholder Rights Plan.

We also completed an in-house economic analysis on the Lost Creek Project and subsequently obtained an NI 43-101 Preliminary Assessment from Lyntek Inc.  This Preliminary Assessment showed the project to be “robust” and economically viable at uranium prices above US$40 per pound.  According to uranium spot price forecasts, an average of approximately US$50/lb is expected in 2009 and may rise to US$70/lb by the end of 2010.  The financial crisis forced speculators to sell their uranium inventory and by the end of 2008, utilities with available funds had taken advantage of troubled sellers to increase their inventories.  This resulted in significantly lower spot market volumes and fewer buyers for uranium at the spot price, dropping the uranium spot price to US$43/lb and the long term contract price to US$70/lb by March 2009.

In September 2008, Ur-Energy adjusted its production timeline for Lost Creek because of NRC’s six month delay in completing its new guidance, known as the Generic Environmental Impact Statement (GEIS).  The GEIS will be utilized for processing all in-situ leaching/recovery project applications.  The GEIS was originally scheduled for completion in January 2009; but, in July 2008, the estimated completion date was changed to June 2009.  As a result, the Company’s

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production timeline moved from late-2009 to late-2010.  The Company recently determined that the new timeline is expected to result in reduced capital development costs.

For 2009, delineation drilling will continue for the completion of Lost Creek Mine Unit #2, as well as testing the extent and economic potential of the underlying KM horizon but within the areas of Mine Units #1 and #2.  The 2009 planned installation of regional baseline wells for the KM Horizon has already been completed, and will enable the gathering of baseline data to add the KM Horizon to the Lost Creek licenses.

This January, with the completion of the state-of-the-art design and specifications for all components of the Lost Creek ISR Plant and Mine Unit #1, Ur-Energy began the preparation of the necessary bid documents for soliciting firm bids for the components to complete the construction of the plant and Mine Unit #1.  The processing plant will have a two-million-pound-per-year capacity.  Plant and mine construction will begin upon receipt of the necessary permits and licenses, weather permitting.  The Company does not anticipate any further delays in the permitting and licensing process and currently expects the WDEQ Permit to Mine will be granted in late 2009.  Unless site specific issues are raised, the NRC expects to complete the licensing, with the aid of the GEIS, and issue the Source Material License for the Lost Creek Project in late 2009.  A late 2010 start-up of production is planned with a ramp up to full production in 2011 to 1 million pounds per year from the Lost Creek Project.

We have elected to submit the NRC and WDEQ license applications for the Lost Soldier Project after Lost Creek’s NRC Source Material License is granted.  This will allow the Lost Soldier Project to be included as an amendment to the Lost Creek license(s), making for a more efficient application process which should result in a more rapid completion.  Further geologic studies focusing on detailed mapping of Lost Soldier’s roll-front geology began in 2008.  These studies will be followed by detailed engineering and mine design planning and a preliminary assessment in 2009.

The year 2009 opens a new window of opportunity for Ur-Energy.  Unfunded capital expenditure requirements among the juniors, the global recession and ever-increasing world nuclear demand places Ur-Energy in a position to capitalize on the opportunities that 2009 will bring as we continue to move toward production. Our financial strength, outstanding technical and support team and executable business plan enables us to grow during difficult times.  We appreciate the support of our existing shareholders and invite new investors to take a look at this truly special company.

Yours truly,

W. William Boberg	Jeffrey T. Klenda
President & CEO	Chairman of the Board

TSX: URE – NYSE Amex: URG
www.ur-energy.com